STUART PORTFOLIO CONSULTANTS L.P.

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2023

PUBLIC

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50721

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Stuart Portfolio Consultants, LP

TYPE OF REGISTRANT (check all applicable boxes):

H Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

12 East 49th Street, 11th Floor Suite 2
(No. and Street)

New York   NY   10017
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stuart Oltchick   (212) 360-7500   soltchick@stuartportfolio.com
(Name)   (Area Code - Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Fulvio & Associates, LLP
(Name - if individual, state last, first, and middle name)

5 West 37th Street, 4th Floor   New York   NY   10018
(Address)   (City)   (State)   (Zip Code)

12/20/2018   6529
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(l)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Stuart Oltchick_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stuart Portfolio Consultants LP _____ t as of "12/31_____, 223 f is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
President

_____
Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

(d) Statement of cash flows.

(e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

(f) Statement of changes in liabilities subordinated to claims of creditors.

(g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-l or 17 CFR 240.18a-l, as applicable.

(i) Computation of tangible net worth under 17 CFR 240.18a-2.

(j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

(k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

(l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

(n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-l, 17 CFR 240.18a-l, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-le or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To *request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STUART PORTFOLIO CONSULTANTS L.P.
FINANCIAL STATEMENT
DECEMBER 31, 2023

CONTENTS

FULVIO   ©-ASSOCIATES, L.L.p.

Certified   Public   Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners'
of Stuart Portfolio Consultants L.P.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stuart Portfolio Consultants L.P. (the "Partnership") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission (SEC) and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Fulvio + Associates LLP

We have served as the Partnership's auditor since 2020.

New York, New York

February 28, 2024

STUART PORTFOLIO CONSULTANTS L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash	$	237,370
Consulting fees receivable		597,509
Due from related party		61,127
Fixed assets, net of accumulated depreciation of $18,043		33,509
Prepaid commission		30,250
Warrants owned		10,500
Other assets		5,906
TOTAL ASSETS	$	976,171

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:

Commissions payable	$	227,238
Deferred income		40,000
Accounts payable		32,288
TOTAL LIABILITIES		299,526
Partners' capital		676,645
TOTAL PARTNERS' CAPITAL		676,645
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	976,171

The accompanying notes are an integral part of this financial statement.

NOTE 1.   ORGANIZATION AND NATURE OF BUSINESS ACTIVITY

Stuart Portfolio Consultants L.P. (the "Partnership") was formed on January 28, 1998 under the laws of the state of Delaware as a limited partnership. The Partnership is registered as a broker dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Partnership earns consulting fees by acting as a selling agent for private placement investments or direct participation interests in other investment vehicles. Accordingly, the Partnership does not carry customers' accounts and does not receive, deliver or hold cash or securities in connection with its selling activities. Fees from these activities are earned quarterly based on a percentage of the fees charged by the investment partnerships to the underlying investors. The General Partner of the Partnership is Stuart Portfolio Consultants LLC (the "General Partner").

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") requires management to make estimates and assumptions that affect amounts reported in the financial statement and accompanying notes. The General Partner believes that the estimates utilized in preparing its financial statement is reasonable and prudent, however, actual results could differ from these estimates.

Accounting Standards

The Partnership adopted ASC Topic 326 - "Financial Instruments - Credit Losses" ("ASC Topic 326") which replaces the incurred loss methodology with the current expected credit loss ("CECL") methodology. The new guidance applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets. Expected Credit losses on off-balance sheet credit exposures must be estimated over the contractual period the Partnership is exposed to credit risk as a result of a present obligation to extend credit.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting Standards (continued)

The Partnership adopted ASC topic 326 using the modified retrospective approach for all in-scope assets. The impact of the adoption of the current expected credit loss ("CECL") methodology to the current period was not material.

Cash and cash equivalents

The Partnership considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company complies with ASC topic 606, Revenue from Contracts with Customers. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company provides investment banking services and acts as the placement agent in connection with the private placement of securities to be issued by an investment company to any person or entity ("Investors"). The Company also provides strategic advisory services relating to private placement of securities. Revenue for placement arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. For advisory services contracts relating to private placement of securities, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities and recorded as deferred income on the statement of financial condition. At December 31, 2023, the Company recorded deferred income of $40,000.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

The Company acts as placement agent for various clients. Revenues are earned from success fees arising from the private placement of securities in which the Company acts as placement agent. Revenue is recognized on the trade date (the date on which there is a closing) for the portion of capital raised by the Company.

The Company believes that the trade date is the appropriate point in time to recognize revenue for the private placement of securities as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Income taxes

No provision for federal or state income taxes has been made since the Partnership is not a taxable entity. The partners are individually liable for the taxes on their share of the Partnership's income or loss. The Partnership is, however, subject to the New York City Unincorporated Business Tax ("UBT").

ASC topic 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statement. ASC topic 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are 2022, 2021 and 2020. The Partnership determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statement.

The Partnership has a deferred UBT income tax asset of approximately $54,000 at December 31, 2023 related to the net operating loss carry forwards. A valuation allowance has been established offsetting the $54,700, as the ultimate realization of these benefits is uncertain. The Partnership had net operating loss carry forwards of approximately $1,368,000 as of December 31, 2023 which begin to expire in 2033

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
.

Concentrations of credit risk

The Partnership maintains its cash balances at financial institutions. Accounts at the institutions are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per deposit.

In the course of its business, the Partnership enters into engagements with various clients. In the event clients do not fulfill their obligations, the Partnership may be exposed to risk. The risk of default depends on the credit worthiness of the client. It is the Partnership's policy to review, as necessary, the credit standing of each client with which it conducts business and, generally, requires no collateral from its clients. There were no accounts receivable amounts written-off in 2023.

Allocation of profits and losses

The Partnership's net income or loss for any fiscal year is allocated to all the partners in accordance with their percentage interests as defined in the Partnership's limited partnership agreement.

Fair value of financial instruments

The fair value of the Partnership's assets and liabilities, which qualify as financial instruments under ASC topic 825 "Financial Instruments - Overall Disclosure", approximates the carrying amounts presented in the statement of financial condition.

Warrants Owned

Equity Warrants are recorded on a trade-date basis and are carried at fair value. Realized gains and losses on these warrants are included in the accompanying statement of operations. The difference between the cost and the fair value of open warrants is reflected as unrealized appreciation or depreciation on warrants, and any change in that amount from the prior year is reflected as net change in unrealized appreciation or depreciation of warrants in the accompanying statement of operations. Interest income is recognized under the accrual basis. Dividend income is recognized on the ex-dividend date.

NOTE 3.   FAIR VALUE OF FINANCIAL INSTRUMENTS

As described in Note 2, the Partnership records its investments at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Partnership utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability.

The three levels of the fair value hierarchy are described below:

Level 1:   Unadjusted quoted prices for identical assets or liabilities in active markets that the Partnership has the ability to access at the measurement date. The types of investments in Level 1 in active markets include listed equities and listed derivatives.

Level 2:   Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:   Inputs that are unobservable for the asset or liability and that include situations where there is little, if any, market activity for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Partnership's assessment of the

NOTE 3.   FAIR VALUE OF FINANCIAL INSTRUMENTS(continued)

significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The Partnership assessed the Warrants owned at Level 3 for the year ended December 31, 2023.

NOTE 4.   NET CAPITAL REQUIREMENTS

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed, 10 to 1. At December 31, 2023, the Partnership had net capital of $128,151, which was $114,864 in excess of its required net capital of $13,287. The Partnership's ratio of aggregate indebtedness to net capital was 1.42 to 1. The Partnership does not handle cash or securities on behalf of customers. Therefore, the Partnership is exempt from SEC Rule 15c 3-3.

NOTE 5.   FIXED ASSETS

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful lives of the assets. The estimated useful life for the automobile is 5 years.

Fixed assets consist of the following:

Automobile	$ 51,552
Less: Accumulated Depreciation	(18,043)
Fixed Assets, net	$ 33,509

Depreciation expense for the year ended December 31, 2023 was $10,310.

NOTE 6.   DUE FROM RELATED PARTY

On July 6, 2023, a related party entered into a loan agreement with the Partnership in the amount of $60,000 due on July 5, 2027, with interest on the principal at the rate of 3.85% per annum. As of December 31, 2023, the amount is still outstanding, with interest in the amount of $1,127, and is presented as Due from related party on the statement of financial condition in the amount of $61,127.

NOTE 7.   COMMITMENTS AND CONTINGENT LIABILITIES

On July 31, 2023, the Partnership's lease expired and was renewed for the period August 1, 2023 and to end on July 31, 2024. The annual rent under the agreement is $26,400.

As of December 31, 2023, future minimum lease rental payments are $15,400 for the period ending July 31, 2024.

The Partnership had no equipment rental commitments, no underwriting commitments, and no contingent liabilities at December 31, 2023 or during the year then ended.

NOTE 8.   GUARANTEES

ASC topic 460, Guarantees, requires the Partnership to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others

The Partnership has issued no guarantees effective at December 31, 2023 or during the year then ended.

NOTE 9.   SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 28, 2024, which is the date the financial statement was available for issuance. For the period from January 1, 2024 through February 28, 2024, there were $60,000 in capital withdrawals.

No other events have been identified which require disclosure.